March 16, 2016
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3233
Washington, D.C. 20549
Attn: Wilson K. Lee, Senior Staff Accountant, Office of Real Estate & Commodities

Re:    NorthStar Real Estate Income Trust, Inc.
Form 10-K for the Fiscal year ended December 31, 2014
Filed on March 27, 2015
Form 8-K
Filed on December 17, 2014
File No. 000-54671
Dear Mr. Lee:
Reference is made to the response letter dated December 30, 2015 (the “Response Letter”) of NorthStar Real Estate Income Trust, Inc. (together with its subsidiaries, the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated December 16, 2015 (the “Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”) filed on March 27, 2015 and the Company’s Current Report on Form 8-K (the “Form 8-K”) filed on December 17, 2014.
At the Staff’s request and further to a telephone conversation on March 15, 2016 between Jennifer Gowetski of the Staff and Joseph Herz of Greenberg Traurig, LLP, regarding Comment no. 9 in the Letter and the Response Letter, the Company advises the Staff that it will include a sensitivity analysis disclosing the impact on the estimated value per share of key assumptions on each of the Company’s asset classes in isolation, assuming all other factors remain unchanged from the Company’s estimated value per share, in the disclosure setting forth the Company’s next estimated value per share (the “Updated NAV”). The Company expects its Updated NAV will be based upon the Company’s assets and liabilities as of December 31, 2015 and such value will be included in a Current Report on Form 8-K or such other filing with the Commission in April 2016.
The Company further advises the Staff that such sensitivity analysis disclosure will not be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as such filing will not include the Updated NAV.
* * *

Securities and Exchange Commission
March 16, 2016

As requested in the Letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
If you should have any questions concerning this response, please contact the undersigned at (212) 287-2119 or Jenny B. Neslin, General Counsel, at (212) 547-2687.
Sincerely,

/s/ Frank V. Saracino
Frank V. Saracino
Chief Financial Officer

cc:	Howard Efron, Securities and Exchange Commission
Coy Garrison, Securities and Exchange Commission
Jennifer Gowetski, Securities and Exchange Commission
Daniel R. Gilbert, NorthStar Real Estate Income Trust, Inc.
Jenny B. Neslin, NorthStar Real Estate Income Trust, Inc.
Matt Brandwein, NorthStar Real Estate Income Trust, Inc.
Markus Veith, Grant Thornton LLP